SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
ADVANTAGE INVESTORS, on behalf of itself and	)
all others similarly situated,	)
)
Plaintiff,	)	Index No. 07602904
)
-against-)
)
DAVID J. BARRETT, FRANK A. BENNACK, JR.,	)
JOHN G. CONOMIKES, KEN J. ELKINS, VICTOR	)	JURY TRIAL DEMANDED
F. GANZI, GEORGE R. HEARST, JR., WILLIAM	)
R. HEARST III, BOB MARBUT, GILBERT	)
C. MAURER, DAVID PULVER, CAROLINE	)
L. WILLIAMS, MICHAEL E. PULITZER,	)
HEARST-ARGYLE TELEVISION, INC. AND	)
HEARST CORPORATION,	)
)
Defendants.	)
X

SHAREHOLDER CLASS ACTION COMPLAINT

Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the public shareholders of Hearst-Argyle Television, Inc. (“HTV”) Series A Common Stock against the Company, its directors and others to enjoin the defendants from causing the Company to be acquired by its controlling shareholder, Hearst Corporation (“Hearst”), at an inadequate consideration and pursuant to an unfair process (the “Tender Offer”).

PARTIES

2. Plaintiff Advantage Investors has been the beneficial owner of the Company’s common stock at all relevant times and continues to be the beneficial owner of such shares.

3. Defendant HTV is a corporation with its principal place of business at 300 West 57th Street, New York, New York 10019. The Company was formed in August 1997 when Hearst Corporation combined its television broadcast group and related broadcast operations (the “Hearst Broadcast Group”) with those of Argyle Television, Inc. (“Argyle”). According to the Company’s most recent annual report, HTV is purportedly one of the country’s largest independent, or non-network-owned, television station groups, owning or managing 29 television stations reaching approximately 20.2 million, or approximately 18.1%, of television households in the United States. The Company’s Series A Common Stock is listed on the New York Stock Exchange under the ticker symbol “HTV”.

4. Defendant David J. Barrett (“Barrett”) has served as a director of the Company since 1997. Barrett joined Hearst in 1984 as General Manager of Hearst’s radio properties and continued in that position until 1989. From November 1989 to January 1991, Barrett served as General Manager of the WBAL Division of Hearst in Baltimore, Maryland. From January 1991 until August 1997, Barrett served as a Vice President of Hearst and Deputy General Manager of Hearst’s broadcast group. From August 1997 until 2001, Barrett served as the Company’s Executive Vice President and Chief Operating Officer. Since January 2001, Barrett has served as the Company’s Chief Executive Officer and as the Company’s President since June 1999. Barrett also served as Co-Chief Executive Officer of the Company from June 1999 to December 31, 2000. Barrett was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

5. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a director of the Company since 1997. In December 2002, Mr. Bennack was designated to serve as the presiding director of periodic executive sessions of the Company’s Board of Directors in which management directors and other members of management do not participate. Bennack has significant ties to Hearst. He served as President and Chief Executive Officer of Hearst from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of Hearst’s Executive Committee. Bennack is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Bennack was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

6. Defendant John G. Conomikes (“Conomikes”) has served as a director of Company since 1997. Conomikes has significant ties to Hearst. From June 1999 to November 2002 Conomikes served as Senior Vice President of Hearst. Conomikes also served as the Company’s President and Co-Chief Executive Officer from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst’s General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Conomikes is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Conomikes was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

7. Defendant Ken J. Elkins (“Elkins”) has served as a director of Company since 1999. From March 1999 to June 2005, Elkins served as a Director of Pulitzer Inc., the successor company to the Pulitzer Company’s (which was merged with the Company in the “Pulitzer Merger”) newspaper operations. Prior to the Pulitzer Merger, Elkins served as Senior Vice President of Broadcasting Operations and Director of Pulitzer and President and Chief Executive Officer of Pulitzer Broadcasting Company. In addition, he served as Vice President of Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer’s television stations. Elkins was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

8. Defendant Victor F. Ganzi has served as a director of the Company since 1997. Ganzi has also served as Chairman of the Company’s Board of Directors since January 1, 2003. Ganzi has significant ties to Hearst. Since June 1, 2002, Ganzi has served as President and Chief Executive Officer of Hearst. Ganzi also served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002. He is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Ganzi was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

9. Defendant George R. Hearst (“George Hearst”) has served as a director of the Company since 2003. George Hearst has significant ties to Hearst. George Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 4 1996, George Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. George Hearst is a cousin of William R. Hearst III. George Hearst was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

10. Defendant William R. Hearst III (“William Hearst”) has served as a director of the Company since 1997. William Hearst has significant ties to Hearst. William Hearst is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst

Foundation. William Hearst is a cousin of George R. Hearst, Jr. William Hearst was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

11. Defendant Bob Marbut (“Marbut”) has served as a director of Company since 1997. Marbut served as Co-Chief Executive Officer and Chairman of the Company’s Board of Directors from August 29, 1997 through December 31, 2002. Marbut was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

12. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of Company since 1997. Maurer has significant ties to Hearst. Maurer served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer currently is serving as a consultant to Hearst. Maurer is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Maurer was elected to the Company’s board by Hearst as the sole holder of the Company’s Series B Common Stock.

13. Defendant Michael E. Pulitzer (“Pulitzer’’) has served as a director of the Company since 1994. Pulitzer’s son, Michael E. Pulitzer, Jr., is the Station Manager/Program Director at WXII-TV, the Company’s television station in Winston-Salem, North Carolina. He has been employed at this station since 1990 and his cash compensation in 2006 was approximately $244,413. He also received 1,000 stock options and 250 shares of restricted stock in 2006.

14. Defendant David Pulver (“Pulver”) has served as a director of the Company since 1994. Pulver is elected by holders of the Company’s Series A Common Stock.

15. Defendant Caroline L. Williams (“Williams”) has served as a director of the Company since 1994. Pulver is elected by holders of the Company’s Series A Common Stock.

16. Defendant Hearst is the parent company of its wholly-owned subsidiary Hearst Holdings, Inc. (“Hearst Holding”). Hearst Broadcasting is a wholly-owned subsidiary of Hearst Holdings. Hearst currently owns approximately 52% of the Company’s outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of HTV. Hearst’s ownership of the Company’s Series B Common Stock entitles it to elect as a class all but two members of the Company’s Board of Directors. The holders of the Company’s Series A Common Stock are entitled to elect the remaining two members of the Company’s Board of Directors. However, by virtue of its ownership of 52% of the Company’s outstanding Series A Common Stock, Hearst has the power to determine the Series A directors as well.

17. The Individual Defendants (named herein in paragraphs 4-15) and HTV, as officers and/or directors of the Company, and/or as the Company’s controlling stockholder, stand in a fiduciary relationship to plaintiff and the Company’s other public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosures.

CLASS ACTION ALLEGATIONS

18. Plaintiff, a shareholder of the Company, brings this action as a class action pursuant to CPLR 901(a) on behalf of itself and all public common stock holders of the Company. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

19. The members of the Class are so numerous that joinder of all of them would be impracticable. The Company has over 52 million shares of Series A Common Stock outstanding.

20. Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

21. There are questions of law and fact common to the members of the Class including, inter alia, whether:

(a) the defendants have and are breaching their fiduciary duties to the detriment of the Company’s shareholders;

(b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

23. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Hearst Controls the Company

24. According to the Company’s most recent proxy statement, dated April 3, 2007, more than 73% of the equity of the Company, including a majority of the voting power of the Company’s stock, and the right to appoint a majority of the members of the Company’s Board of Directors, is held by Hearst Broadcasting, a wholly-owned subsidiary of Hearst. Accordingly, no extraordinary transaction such as a sale of the Company can be accomplished without the support of Hearst in its capacity as a shareholder of the Company.

A Series A Shareholder Recently Sought to Have HTV Form
a Special Committee to Explore a Sale of the Company

25. According to the Company’s most recent proxy statement, dated April 3, 2007, one of the Company’s shareholders, Marathon Partners, LP. (“Marathon”), submitted a letter to the Company requesting that a proposal be submitted to the Company’s shareholders for consideration at the annual meeting requesting that the Company’s Board of Directors form an independent committee for the purpose of selling HTV. In support of its request, Marathon stated as follows:

... [Marathon] believes that in order to maximize shareholder value Hearst-Argyle should be sold.

According to [HTV’s] own proxy materials, the Company’s shares have significantly underperformed the S&P 500 since the 1997 combination of Hearst Broadcast Group and Argyle-Television. Furthermore, the Company’s total return to shareholders since December 31, 1997 has been negative.

This performance, spanning almost a decade, necessitates a change in strategy. Given the Board of Directors fiduciary obligation to maximize shareholder value, the proponent believes that a sale of the company is in the best interests of shareholders at this time.

Although the proponent is not aware at this time of another company that may be interested in acquiring [HTV], the proponent believes that the Company owns a portfolio of unique and valuable assets. For this reason, the proponent believes there may be parties willing to acquire [HTV] at a significant premium to currently prevailing market prices.

26. The Company responded to Marathon’s request by stating as follows:

We have been advised by Hearst that it currently intends to vote against the proposal. Unless and until Hearst advises the Company of its interest in pursuing a sale of the Company, the formation of a committee of the Board to explore such a sale would be pointless. The Board of Directors accordingly recommends a vote against this proposal.

Hearst Seeks To Use Its Position As the Company’s Controlling Shareholder
By Taking the Company Private At an Inadequate Consideration

27. On August 24, 2007, Hearst announced that it intends to make a tender offer for all of the outstanding shares of HTV’s Series A Common Stock not owned by Hearst for $23.50 per share in cash, which price represents a premium of approximately 15% over the closing price of the Series A Common Stock on August 23, 2007. Hearst intends to implement the transaction through a cash tender offer made for the publicly held HTV, followed by a cash merger at the same per share price paid in the tender offer. Following the transaction, Hearst-Argyle Television would become a wholly owned subsidiary of Hearst.

28. On August 27, 2007, HTV announced that Hearst’s offer will be considered by a special committee of independent members of the Board of Directors of HTV which will consist of the two Series A directors of HTV, David Pulver and Caroline L. Williams.

29. The consideration per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the Company’s Series A Common Stock is materially in excess of the $23.50 per share that Hearst has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the $23.50 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by HTV to “cap” the market price of the Company and obtain its assets and businesses at the lowest possible price. Indeed, the price is significantly below the Company’s 52-week high price of $28.16.

30. The proposed Tender Offer is an attempt by Hearst to aggrandize itself at the expense of the Company’s public Series A stockholders. The proposed Tender Offer will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting HTV to benefit wrongfully from the transaction.

31. Given Hearst’s stock ownership and control of the Company, including its ownership of all of the Company’s Series B Common Stock and 52% of the Company’s Series A Common Stock, it is able to dominate the board of directors. Under the circumstances, none of the other directors can be expected to protect the Company’s public shareholders in a transaction which benefits Hearst at the expense of the Company’s public shareholders.

32. Given Hearst’s control, no third party, as a practical matter, can attempt any competing bid for the Company as the success of any such bid would require the consent and cooperation of the Hearst.

33. Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from pursuing the proposed Tender Offer at the expense of HTV’s public Series A shareholders.

34. Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(i) Certifying this action as a class action and plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(ii) Enjoining the Tender Offer preliminarily and permanently;

(iii) To the extent the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages;

(iv) Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants’ unlawful contact;

(v) Directing that the defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

(vi) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys’ fees and expenses; and

(vii) Granting such other relief as the Court may find just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Respectfully submitted,
THE BRUALDI LAW FIRM, P.C.

By:	/s/ Richard B. Brualdi
Richard B. Brualdi
Gaitri Boodhoo
Ayesha N. Onyekwelu
29 Broadway, 24th Floor
New York, NY 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608

DATED: August 28, 2007